UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CALL FOR AN ORDINARY GENERAL SHAREHOLDER’S MEETING

VISTA ENERGY, S.A.B. DE C.V.

As provided by Articles 56 of the Securities Market Law (Ley de Mercado de Valores; “LMV”) and by article 183 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles; “LGSM”) and by articles Eighteenth and Twentieth of the current by-laws of Vista Energy, S.A.B. de C.V. (the “Company”), the shareholders of the Company (the “Shareholders”) are hereby called to an ORDINARY GENERAL SHAREHOLDER’S MEETING, to be held at 10:00 a.m. (Mexico City time) on August 6, 2024, in Mexico City, United Mexican States (“Mexico”), corporate domicile of the Company, in the meeting room located at Torre Virreyes, Pedregal No. 24, 24th Floor, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo (the “Ordinary General Meeting”), in order to discuss the following:

AGENDA OF THE ORDINARY GENERAL MEETING

I.

Proposal, discussion, and, if applicable, approval of the maximum amount of funds that may be used to purchase the Company’s own shares (or securities representing such shares) for an amount of up to US$50,000,000.00 in the 2024 fiscal year, and to use the remainder if any, for the same purposes in the 2025 fiscal year, in terms of the provisions of Article 56 Section IV of the LMV.

II.	Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Ordinary General Meeting; associated resolutions.

We remind the Shareholders that in order to be admitted in the Ordinary General Meeting, they are required to provide a deposit certificate (constancia de depósito) issued by the S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., together with, if applicable, the supplementary list referred to in the LMV, no later than three business days prior to the date of the Ordinary General Meeting hereby called, at the aforementioned address in the first paragraph of this call, between 9:00 a.m. to 2:00 p.m. (Mexico City time) and 4:30 p.m. to 7:00 p.m. (Mexico City time), from Monday to Friday, during business days. Upon delivery of such deposit certificates (constancias de depósito) by the Shareholders, entry passes will be issued without which such Shareholders will not be allowed to participate in the Ordinary General Meeting. Shareholders can attend the Ordinary General Meeting personally or represented by an attorney-in-fact appointed by means of a power of attorney granted in terms of the templates provided by the Company pursuant to Article 49, section III of the LMV or by means of a proxy or power of attorney granted in accordance with civil law and also pursuant to the provisions set forth in article 192 of the LGSM. The template of power of attorney and other documents related to the Ordinary General Meeting are available to Shareholders for consultation in the address set forth in the first paragraph of this call as well as on the website of the Company: www.vistaenergy.com/investors

Mexico City, Mexico as of June 24, 2024

By: /s/ Miguel Matias Galuccio
Name: Miguel Matías Galuccio
Position: Chairman of the Board of Directors of
Vista Energy, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2024

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer